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                                                       OMB APPROVAL
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                                            OMB Number                 3235-0362
                                            Expires:          September 30, 1998
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FORM 5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[ ] Form 3 Holdings Reported
[ ] Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

    Brannan        Timothy       M.
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    (Last)         (First)       (Middle)

    c/o Piranha Interactive Publishing, Inc.
    1839 West Drake, Suite B
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    (Street)

    Tempe, Arizona 85283
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    (City         (State)         (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

    Piranha Interactive Publishing, Inc.; Nasdaq: PRAN
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3.  I.R.S. Identification
    Number of Reporting
    Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

    12/98
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5.  If Amendment, Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [X] Director                          [X] 10% Owner
    [X] Officer (give title below)        [ ] Other (specify below)

    President, Chief Executive Officer
    and Chairman of the Board of Directors
    --------------------------------------
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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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                         TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2. Trans-  3. Trans-    4. Securities Acquired (A) or      5. Amount of         6. Owner-    7. Nature of
   (Instr. 3)            action     action       Disposed of (D)                    Securities Ben-      ship         Indirect
                         Date       Code         (Instr. 3, 4 and 5)                eficially Owned      Form: Di-    Beneficial
                         (Month/    (Instr. 8)                                      at end of            rect (D)     Ownership
                         Day/                    -------------------------------    Issuer's Fiscal      or Indi-     (Instr. 4)
                         Year)                                  (A) or              Year                 rect (I)
                                                   Amount       (D)       Price     (Instr. 3 and 4)     (Instr. 4)

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Common                   12/1/98    J (1)        40,560        D         N/A                             I             (1)
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Common                   12/1/98    J (1)        20,280        D         N/A                             I             (1)
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Common                   12/1/98    J (1)        18,375        D         N/A                             I             (1)
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Common                   12/4/98    J (1)         8,126        D         N/A                             I             (1)
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                                                                                    1,512,659            (2)           (2)
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* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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          Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                 (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security    2. Conver-   3. Trans-   4. Transac-   5. Number of Deriva-
   (Instr. 3)                         sion or      action      tion          tive Securities Ac-
                                      Exer-        Date        Code          quired (A) or Dis-
                                      cise         (Month/     (Instr. 8)    posed of (D)
                                      Price of     Day/                      (Instr. 3,4, and 5)
                                      Deriva-      Year)
                                      tive Se-
                                      curity                                 -------------------
                                                                               (A)         (D)
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6. Date Exercis-    7. Title and Amount of    8. Price     9.  Number    10. Owner-    11. Nature
   able and Expi-      Underlying Securities     of            of De-        ship of       of Indi-
   ration Date         (Instr. 3 and 4)          De-           rivative      Deriva-       rect Ben-
   (Month/Day/                                   riva-         Securi-       tive Se-      efcial
    Year)                                        tive          ies Ben-      curity:       Owner-
                                                 Secu-         eficially     Direct        ship
                                                 ity           Owned         (D) or        (Instr. 4)
------------------  -------------------------    (Instr. 5)    at End of     Indirect
                                                               Year          (I)
 Date      Expira-                  Amount or                  (Instr. 4)    (Instr. 4)
 Exer-     tion                     Number of
 cisable   Date        Title        Shares
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Explanation of Responses:

(1) All of these shares were previously subject to an Irrevocable Proxy Agreement, of which Mr. Brannan is proxy holder. On the dates indicated, the owners of such shares removed them from the Irrevocable Proxy Agreement. To the extent that any of the shares were sold or otherwise transferred subsequent to their withdrawal from the Irrevocable Proxy Agreement, Mr. Brannan did not receive any of the proceeds from any such sales. Mr. Brannan expressly disclaims beneficial ownership of any shares subject to the Irrevocable Proxy Agreement.

(2) Of these 1,512,659 shares, 440,617 are held directly by Mr. Brannan, 887,653 are held in a Voting Trust Agreement, of which Mr. Brannan is voting trustee, and the remaining 184,029 are held subject to an Irrevocable Proxy Agreement, of which Mr. Brannan is proxy holder. Mr. Brannan expressly disclaims beneficial ownership of any shares subject to the Irrevocable Proxy Agreement or the Voting Trust Agreement.


                           /s/ Timothy M. Brannan              February 16, 1999
                           -------------------------------     -----------------
                           **Signature of Reporting Person            Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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